SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.      )*
HEARTWARE INTERNATIONAL, INC.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
422368 100

(CUSIP Number)
David A. Lehman, Esq.
Senior Vice President and General Counsel
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588
Telephone: (925) 847-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422368 100

1	NAME OF REPORTING PERSON THORATEC CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF		679,578 shares of Common Stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		679,578 shares of Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

679,578 shares of Common Stock (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Please see Item 5.

Item 1. Security and Issuer.
     This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), issuable by HeartWare International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 205 Newbury Street, Suite 101, Framingham, Massachusetts 01701.
Item 2. Identity and Background.
     (a)-(c), (f). This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), by Thoratec Corporation, a California corporation (“Thoratec”). Thoratec’s principal business is the development of therapies and products to address advanced-stage heart failure. The address of the principal office and principal business of Thoratec is 6035 Stoneridge Drive, Pleasanton, California 94588.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Thoratec is set forth on Schedule A attached hereto.
     (d), (e). During the last five years, none of Thoratec nor any of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On February 12, 2009, Thoratec, the Issuer, Thomas Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Thoratec, and Thomas Merger Sub II, Inc., a Delaware corporation and direct wholly owned subsidiary of Thoratec, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Thoratec would acquire the Issuer (the “Transaction”). Thoratec and the Issuer mutually agreed effective July 31, 2009 to terminate the Merger Agreement.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, Thoratec entered into (i) a Loan Agreement with the Issuer and the subsidiaries of Issuer as guarantors, dated as of the date of the Merger Agreement (the “Loan Agreement”) and (ii) an Investor’s Rights Agreement with the Issuer, dated as of the date of the Merger Agreement (the “Investor’s Rights Agreement” and, together with the Loan Agreement, the “Loan Documents”).
     Pursuant to the terms of the Loan Agreement, Thoratec deposited an aggregate of $20.0 million, which was provided from Thoratec’s working capital, into an escrow account (including accrued but unpaid interest thereon, the “Loan Amount”) on February 13, 2009 and agreed to loan such funds to the Issuer pursuant to the terms and conditions set forth in the Loan Agreement. The Loan Amount is available for borrowing by the Issuer at any time prior to the earlier of (i) November 1, 2011, (ii) the date on which the outstanding portion of the Loan Amount borrowed by the Issuer, including any accrued and unpaid interest, as well as the portion of the Loan Amount remaining in the escrow account that have not been loaned to the Issuer, are converted into shares of Common Stock as further described in this statement or (iii) the date on which the outstanding principal of the Loan Amount borrowed by the Issuer becomes due and payable in full, whether by acceleration or otherwise, pursuant to the terms of the Loan Agreement (such date, the “Maturity Date”). The source of funds for the Loan Amount was Thoratec’s working capital.

     Upon the termination of the Merger Agreement on July 31, 2009 by the parties thereto, Thoratec became entitled to convert the aggregate Loan Amount outstanding or available for borrowing under the Loan Agreement (including any portion of the Loan Amount held in the escrow account and any outstanding portion of the Loan Amount borrowed by the Issuer, including accrued but unpaid interest thereon) into shares of Common Stock at any time prior to the Maturity Date, at Thoratec’s option. The Loan Amount is convertible into shares of Common Stock at a conversion price equal to $35.00 Australian dollars per share of Common Stock, or $29.43 United States dollars per share of Common Stock, based on the currency exchange rate, as of the close of trading in the United States on August 5, 2009, of $0.8409 United States dollars for each Australian dollar. The conversion rate will be adjusted in the event of any stock split, dividend, distribution or other subdivision or other reclassification of the Common Stock.
     A description of the Loan Documents is set forth below in Item 4.
Item 4. Purpose of Transaction.
     The Loan Agreement
     Concurrent with the execution and delivery of the Merger Agreement, Thoratec and the Issuer entered into the Loan Agreement. Under the terms of the Loan Agreement, as of July 31, 2009, the full Loan Amount is available for borrowing by the Issuer at any time prior to the Maturity Date.
     Interest
     The loans, once borrowed by the Issuer, bear interest at a rate per annum equal to 10%. Interest on each loan is payable in arrears on (i) March 31, June 30, September 30 and December 31 of each year, (ii) the Maturity Date, (iii) the date of repayment or prepayment made in respect thereof and (iv) the date of conversion of such loan as described below. Upon the occurrence and continuance of an event of default, as described below, the Issuer will be required to pay interest, to the extent permitted by law, on such defaulted amount to but excluding the date of actual payment at a rate equal to 12% per annum. Thoratec is entitled to convert any accrued and unpaid interest on the outstanding principle amount of the loans into shares of Common Stock at any time prior to the Maturity Date, at Thoratec’s option, as described below.
     Repayment and Prepayment
     All outstanding loans become due and payable in full in cash on the Maturity Date, together with accrued and unpaid interest on the principal amount to be paid to but excluding the date of payment. The Issuer may, at any time and from time to time, prepay the loans in whole or in part upon at least five (5) business days prior irrevocable written notice to Thoratec. Any partial prepayment must be in a minimum amount of $500,000 and integral multiples of $250,000 in excess thereof. Upon a change of control of the Issuer, the Issuer must repay all or any part of the loans at 100% of the outstanding principal amount of the loans plus accrued and unpaid interest to the date of repayment.
     Conversion of Loans
     Upon the termination of the Merger Agreement on July 31, 2009 by the parties thereto, Thoratec became entitled to convert the aggregate Loan Amount outstanding or available for borrowing under the Loan Agreement (including any portion of the Loan Amount held in the escrow account and any outstanding portion of the Loan Amount borrowed by the Issuer, including accrued but unpaid interest thereon) into shares of Common Stock at any time prior to the Maturity Date, at Thoratec’s option. The Loan Amount is convertible into shares of Common Stock at a conversion price equal to $35.00

Australian dollars per share of Common Stock, or $29.43 United States dollars per share of Common Stock, based on the currency exchange rate, as of the close of trading in the United States on August 5, 2009, of $0.8409 United States dollars for each Australian dollar. The conversion rate will be adjusted in the event of any stock split, dividend, distribution or other subdivision or other reclassification of the Common Stock.
     With respect to any conversion of any convertible portion of the loans or escrow funds into Common Stock that would be subject to a waiting period provided by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, no such conversion will be considered effective until the expiration or termination of such waiting period. Notwithstanding the foregoing, for so long as the Issuer’s Chess Depositary Interests representing shares of Common Stock are listed on the Australian Securities Exchange, no more than 14.99% in the aggregate of the then authorized and outstanding shares of Common Stock as of the date of any conversion will be issued to Thoratec.
     Conditions to Lending
     The obligations of Thoratec to make the loans under the Loan Agreement are subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties set forth in each Loan Document (without regard to references to materiality or material adverse effect) shall be true and correct in all material respects on and as of the date of each borrowing (except for any such representations and warranties which refer to an earlier date), except for such failures to be true and correct which do not have a material adverse effect on the Issuer, and (ii) at the time of and immediately after each borrowing, no event of default shall have occurred and be continuing, as further described below.
     Guarantee of the Obligations
     The subsidiaries of the Issuer jointly and severally irrevocably and unconditionally guaranty to Thoratec the due and punctual payment in full of the loans and all advances, debts, liabilities, obligations, covenants and duties owing by the Issuer and its subsidiaries to Thoratec or any of its affiliates of any kind or nature, arising under or in connection with the transactions contemplated under the Loan Documents, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise.
     Events of Default
     In the case of any event of default listed below, then in every such event and at any time thereafter during the continuance of such event, either or both of the following actions may be taken: (i) Thoratec may declare the loans then outstanding due and payable in whole or in part, including the principal of such loans, together with accrued interest thereon and all other liabilities of the Issuer accrued under the Loan Agreement and under any other Loan Document, shall become due and payable, and (ii) Thoratec shall have the right to take any actions available under the Loan Agreement, applicable law or in equity. The events of default with respect to which Thoratec has the foregoing rights include: (a) any representation or warranty proven to have been false or misleading in any material respect when so made by the Issuer in any Loan Document, (b) default by the Issuer of payment of any principal amount or interest of any loan when due, (c) failure of the Issuer to comply with any covenant, condition or agreement contained in any Loan Document, including any default in the observance or performance by the Issuer with respect to any covenant relating to conversion of the loans, (d) default by the Issuer in the observance or performance of any agreement or condition relating to indebtedness exceeding $5.0 million in aggregate principal and accrued interest, (e) judgments for payment by the Issuer that individually or in the aggregate would reasonably be expected to result in a material adverse effect on the Issuer or (f)

failure by the Issuer to repay on the date required the entire principal amount of and accrued interest on the loans. The principal of the loans then outstanding, together with accrued interest thereon and all other liabilities of the Issuer accrued under the Loan Agreement and any other Loan Document, will automatically become due and payable in the case of any bankruptcy or insolvency of the Issuer, whether commenced voluntarily or involuntarily by the Issuer.
     The Escrow Agreement
     In connection with the Loan Agreement, the Issuer and Thoratec also entered into an escrow agreement (the “Escrow Agreement”), with U.S. Bank National Association (“U.S. Bank”), a national banking association, as escrow agent. Pursuant to the Escrow Agreement, U.S. Bank acts as escrow agent and, in such capacity, holds, administers and distributes the Loan Amount deposited in escrow in accordance with the terms of the Escrow Agreement.
     The Investor’s Rights Agreement
     Concurrent with the execution and delivery of the Loan Agreement, Thoratec and the Issuer entered into the Investor’s Rights Agreement. Pursuant to the Investor’s Rights Agreement, the Issuer has agreed to provide certain registration rights with respect to any shares of Common Stock to be issued to Thoratec upon the conversion of the Loan Amount as described above.
     Demand Registration
     If the Issuer receives a written request from Thoratec to file a Form S-3 shelf registration statement covering the registration of any and all of the shares of Common Stock issued or issuable from time to time upon conversion of the Loan Amount as described above, and any shares of Common Stock issued or issuable in respect of such Common Stock upon any stock split, stock dividend, recapitalization, reclassification, merger, consolidation or other similar event (collectively, the “Registrable Securities”), the Issuer will use commercially reasonable efforts to file, within thirty (30) days after the receipt of such request, a registration statement on Form S-3 and will use its commercially reasonable efforts to cause such shelf registration statement to be declared effective by the Securities and Exchange Commission as soon as reasonably practicable after the filing thereof. Upon the filing of such shelf registration statement, the Issuer will use its commercially reasonable efforts to keep such shelf registration statement effective with the Securities and Exchange Commission for nine (9) months following the date of the initial effectiveness of the shelf registration statement, as such period may be extended pursuant to the terms of the Investor’s Rights Agreement.
     Piggyback Registration
     Whenever the Issuer proposes to register any Common Stock in connection with an underwritten public offering of such securities solely for cash, other than a registration on Form S-4 or Form S-8, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities by the Issuer, the Issuer will give prompt notice to Thoratec of its intention to effect such registration (but in no event less than ten (10) business days prior to the anticipated filing date) and will include in such registration all Registrable Securities with respect to which the Issuer has received written requests for inclusion from Thoratec within ten (10) business days after the date of the Issuer’s notice, subject to the terms of the Investor’s Rights Agreement.

     Registration Expenses
     All registration, filing fees, fees and expenses of compliance with securities or blue sky laws and certain other associated expenses incidental to the Issuer’s compliance with the Investor’s Rights Agreement will be paid by the Issuer. Thoratec will pay all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities by Thoratec and any other registration expenses required by law to be paid by Thoratec; provided, however, that in the event of a registration statement of Registrable Securities as described above under the section entitled, “Piggyback Registration”, such underwriting discounts, selling commissions and transfer taxes shall be payable by the Issuer and the holders of securities listed in such registration statement pro rata on the basis of the amount of proceeds received from the sale of such securities so registered and sold in such sale.
     Standstill Obligations
     In connection with a Confidential Disclosure Agreement (the “Confidential Disclosure Agreement”) entered into as of November 14, 2008 by and between the Issuer and Thoratec, Thoratec has agreed that for a period of twelve (12) months following the date of the Confidential Disclosure Agreement (the “Standstill Period”), unless Thoratec has been invited by the Issuer or the action is approved by the Issuer’s board of directors, neither Thoratec nor any of its representatives will (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase, merger, exchange or otherwise, any securities or direct or indirect rights to acquire any securities, or any assets of the Issuer, (ii) seek or propose to influence or control the management or policies of the other party, make or participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any securities of the Issuer or any subsidiary thereof, or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer or any subsidiary thereof, (iii) make any public announcement with respect to, or submit a proposal or offer of (with or without conditions), any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the other party or any subsidiary thereof or any of their securities or assets or (iv) otherwise act, alone or in concert with any third party with respect to any of the foregoing. Notwithstanding the foregoing, Thoratec is not prohibited from acquiring the securities of another medical device or medical technology company that beneficially owns any securities of the Issuer. The Loan Documents and the transactions contemplated thereby, including the conversion of the Loan Amounts discussed above, have been approved by the Issuer’s board of directors.
     Thoratec may be deemed to have acquired beneficial ownership of the Common Stock through the conversion provisions contained in the Loan Agreement for investment purposes. Except as set forth above, neither Thoratec, nor to Thoratec’s knowledge, any person named in Schedule A attached hereto, currently has any plans or proposals which relate to or would result in any matters described in matters (a) through (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and depending on the factors discussed herein, Thoratec may, from time to time, investigate, evaluate, discuss, negotiate or agree to convert the Loan Amount to Common Stock and, subject to Thoratec’s obligations under the Confidential Disclosure Agreement discussed above, acquire additional shares of Common Stock from the Issuer or third parties and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Loan Amounts or the Common Stock issued upon conversion of the Loan Amounts, in the open market, in privately negotiated transactions to the Issuer or third parties, in change of control transactions or tender offers, or otherwise, in each case to the extent permitted by the Loan Documents and the Confidential Disclosure Agreement. Any actions Thoratec might undertake will be dependent upon Thoratec’s review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

     The foregoing descriptions of the Loan Documents and other agreements are not complete and are qualified in their entirety by reference to such agreements. A copy of the Loan Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 10.3 to Thoratec’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009. A copy of the Investor’s Rights Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 10.4 to Thoratec’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009. Copies of the Escrow Agreement and Confidential Disclosure Agreement, listed as Exhibit 2.3 and Exhibit 2.4 hereto, respectively, are incorporated into this statement by reference.
Item 5. Interest in Securities of the Issuer.
          (a), (b). Other than those shares of Common Stock that may be deemed to be beneficially owned pursuant to the Loan Agreement, Thoratec has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any shares of Common Stock. The information given below is based on 8,924,351 shares of Common Stock issued and outstanding as of June 25, 2009, as set forth in Amendment No. 2 to Thoratec’s Registration Statement on Form S-4, as filed on July 14, 2009.
          As of the date of this statement, Thoratec beneficially owns, and would have the sole power to vote and dispose of, a total of 679,578 shares of Common Stock, representing the number of shares of Common Stock that Thoratec would receive upon conversion in full of the Loan Amount, based upon a conversion rate equal to $35.00 Australian dollars per share of Common Stock, or $29.43 United States dollars per share of Common Stock, based on the currency exchange rate, as of the close of trading in the United States on August 5, 2009, of $0.8409 United States dollars for each Australian dollar. The 679,578 shares of Common Stock beneficially owned by Thoratec represent approximately 7.6% of the issued and outstanding shares of Common Stock as of June 25, 2009.
          To Thoratec’s knowledge, none of the persons named in Schedule A attached hereto beneficially owns any shares of Common Stock, and such individuals disclaim any beneficial ownership in the shares of Common Stock beneficially owned by Thoratec.
     (c). Except as set forth herein, Thoratec has not effected any transaction in the Common Stock during the past 60 days.
     (d). To the knowledge of Thoratec, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported herein.
     (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Items 3 and 4 above summarize certain provisions of the Merger Agreement, the Loan Documents, the Escrow Agreement and the Confidential Disclosure Agreement. To Thoratec’s knowledge, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 2.1	Loan Agreement, dated as of February 12, 2009, by and among Thoratec Corporation, HeartWare International, Inc. and HeartWare Limited and HeartWare, Inc., as guarantors (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Thoratec Corporation with the SEC on February 13, 2009 Commission File No. 000-49798).

Exhibit 2.2	Investor’s Rights Agreement, dated as of February 12, 2009, by and between Thoratec Corporation and HeartWare International, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Thoratec Corporation with the SEC on February 13, 2009, Commission File No. 000-49798).

Exhibit 2.3	Escrow Agreement, dated as of February 12, 2009, by and among Thoratec Corporation, HeartWare International, Inc. and U.S. Bank National Association, as escrow agent.

Exhibit 2.4	Confidential Disclosure Agreement, dated as of November 14, 2008, by and between Thoratec Corporation and HeartWare International, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009	THORATEC CORPORATION

	By: Name:	/s/ Gerhard F. Burbach Gerhard F. Burbach
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Loan Agreement, dated as of February 12, 2009, by and among Thoratec Corporation, HeartWare International, Inc. and HeartWare Limited and HeartWare, Inc., as guarantors (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Thoratec Corporation with the SEC on February 13, 2009 Commission File No. 000-49798).

2.2	Investor’s Rights Agreement, dated as of February 12, 2009, by and between Thoratec Corporation and HeartWare International, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Thoratec Corporation with the SEC on February 13, 2009, Commission File No. 000-49798).

2.3	Escrow Agreement, dated as of February 12, 2009, by and among Thoratec Corporation, HeartWare International, Inc. and U.S. Bank National Association, as escrow agent.

2.4	Confidential Disclosure Agreement, dated as of November 14, 2008, by and between Thoratec Corporation and HeartWare International, Inc.

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THORATEC CORPORATION
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Thoratec Corporation (“Thoratec”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 6035 Stoneridge Drive, Pleasanton, CA 94588. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Thoratec. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Neil F. Dimick	Director
Gerhard F. Burbach	President, Chief Executive Officer
J. Daniel Cole	General Partner of Spray Venture Fund, 2330 Washington Street, Newton, MA 02462
Steven H. Collis	President of AmerisourceBergen Specialty Group, 3101 Gaylord Parkway, Frisco, TX 75034
Elisha W. Finney	Senior Vice President and Chief Financial Officer of Varian Medical Systems, Inc., 3100 Hansen Way, Palo Alto, CA 94304
D. Keith Grossman	Managing Director of TPG Biotech, L.P., 345 California Street, Suite 3300, San Francisco, CA 94104
Daniel M. Mulvena	Founder and Owner of Commodore Associates
Paul A. LaViolette	Venture Partner of SV Life Sciences Advisers LLP, 60 State Street, Suite 3650 Boston, MA 02109

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
David V. Smith	Executive Vice President and Chief Financial Officer
Lawrence Cohen	President, International Technidyne Corporation (ITC)
David A. Lehman	Senior Vice President and General Counsel